SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IGM BIOSCIENCES, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock Covering Common Stock, $0.01 par value

(Title of Class of Securities)

449585108

(CUSIP Number of Class of Securities’ Underlying Common Stock)

Fred M. Schwarzer

Chief Executive Officer and President

325 E. Middlefield Road

Mountain View, CA 94043

(650) 965-7873

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Tony Jeffries Jennifer Knapp Christina Poulsen Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Paul Graffagnino Senior Vice President, Legal Affairs IGM Biosciences, Inc. 325 E. Middlefield Road Mountain View, CA 94043 (650) 965-7873

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission by IGM Biosciences, Inc., a Delaware corporation (“IGM” or the “Company”) on June 20, 2024. The Schedule TO relates to an offer by the Company to exchange certain outstanding stock options to purchase shares of the Company’s common stock, on the terms set forth in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated June 20, 2024 (the “Offer to Exchange”), previously filed as Exhibit (a)(1)(A) to the Schedule TO.

This Amendment is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Exchange remains unchanged. This Amendment should be read in conjunction with the Schedule TO and the Offer to Exchange.

Amendments to the Offer to Exchange

The Offer to Exchange and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Exchange, are hereby amended and supplemented as follows:

Offer to Exchange – Summary Term Sheet and Questions and Answers

On page 6 of the Offer to Exchange, the first paragraph under the heading “Summary Term Sheet and Questions and Answers-Q7. Which of my options are eligible?” is amended and restated as follows:

“A7. Your eligible options are those options to purchase shares of common stock of IGM that were granted on or prior to March 1, 2023 under the 2018 Plan, have a per share exercise price equal to or greater than $17.70, whether vested or unvested, remain outstanding and unexercised as of the expiration date, currently expected to occur on July 18, 2024, and have a per share exercise price greater than the closing price of our common stock on the expiration date, currently expected to occur on July 18, 2024. The determination of which options are eligible was made by our board of directors, with the advice of external advisors, based on a careful balancing of a number of factors.”

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Outstanding Awards for New RSUs, dated June 20, 2024.

(a)(1)(B)*	Launch Announcement.

(a)(1)(C)*	Election Terms and Conditions.

(a)(1)(D)*	Form of Confirmation Email.

(a)(1)(E)*	Form of Reminder Email.

(a)(1)(F)*	Screenshots from Offer Website.

(a)(1)(G)*	Employee Presentation.

(a)(1)(H)*	Employee Script.

(b)	Not applicable.

(d)*	Amended and Restated 2018 Omnibus Incentive Plan of IGM Biosciences, Inc. and forms of agreements thereunder (incorporated by reference from Exhibit10.1 to IGM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2023).

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table

*	Previously filed with the Schedule TO.

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

IGM BIOSCIENCES, INC.

/s/ Fred Schwarzer
Fred Schwarzer
Chief Executive Officer and President

Date: July 3, 2024

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Awards for RSUs, dated June 20, 2024.

(a)(1)(B)	Launch Announcement.

(a)(1)(C)	Election Terms and Conditions.

(a)(1)(D)	Form of Confirmation Email.

(a)(1)(E)	Form of Reminder Email.

(a)(1)(F)	Screenshots from Offer Website.

(a)(1)(G)	Employee Presentation.

(a)(1)(H)	Employee Script.

(b)	Not applicable.

(d)	Amended and Restated 2018 Omnibus Incentive Plan of IGM Biosciences, Inc. and forms of agreements thereunder (incorporated by reference from Exhibit 10.1 to IGM’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 27, 2023).

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table